March 8, 2013

VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander (Brasil) S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 6-K filed October 25, 2012
File No. 001-34476

Dear Ms. Hayes:

On behalf of Banco Santander (Brasil) S.A. (“Santander Brasil” or the “Bank”), I hereby submit Santander Brasil’s responses to certain of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander Brasil. This letter is furnished in addition to the response letter furnished by the Bank on February 15, 2013 in response to the Staff’s comments numbered 1, 2, 5, 6, 9, 13, 16, 26, 27 and 33 and to the letter furnished on March 1, 2013 in response to the Staff’s comments numbered 7, 8, 10-12, 14, 18-20, 23-25, 28-32 and 34-38.

I set forth below our responses to each of the Staff’s comments numbered 3, 4, 15, 17, 21 and 22, indicating each comment in boldface text with our response below. All references to page numbers in Santander Brasil’s responses are to pages in the filled version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Annual Report on Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

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D. Risk Factors, page 10

3. Please revise to provide more specific disclosure of how the risks presented in this section could adversely impact your business and operations. For example, please expand your disclosure to quantify or clarify the following:

•
the impact of the recent restrictive monetary policies and other measures taken by the Brazilian Central Bank to control consumer spending on your business, mentioned in the first risk factor on page 11;

•
the impact of recent changes to monetary policies taken to control inflation and recent interest rate fluctuations on your financial condition and operations, mentioned in the second risk factor on page 11;

•	the impact of recent exchange rate volatility on your business, results of operation, and financial condition, mentioned in the last risk factor on page 12;

•
the extent to which the referenced downgrades of Spain’s sovereign debt and the debt of Banco Santander S.A. have increased your funding costs, required additional posting of collateral, limited your access to capital markets, or otherwise adversely affected your business, mentioned in the first full risk factor on page 16;

•	the “significant portion” of your assets that have longer maturities, mentioned in the first full risk factor on page 17; and

•	the losses from operational risk you have experienced in the past, mentioned in the second risk factor on page 18.

Response:

We acknowledge the Staff’s comment and we will include more specific disclosure in future filings describing how these risks could adversely impact our business and operations, as shown below:

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, together with Brazil’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

“The Brazilian government ~~frequently intervenes in~~exercises significant influence over the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls ~~and~~ limits on imports and changes in regulations. Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

•	interest rates;

•	exchange rates and controls and restrictions on the movement of capital out of Brazil (such as those briefly imposed in 1989 and early 1990);

•      reserve requirements;

•      capital requirements;

•	currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets; and

•	tax and regulatory policies.

Although the Brazilian government has implemented what we believe to be sound economic policies over the past few years, uncertainty over whether the Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.  These uncertainties and other developments in the Brazilian economy may adversely affect us and the market value of our securities.

~~Near~~For example, near the end of 2010, in ~~order~~an effort to stabilize economic growth and prevent the economy from overheating, the Brazilian Central Bank began implementing certain restrictive monetary policies and other measures aimed at controlling consumer lending~~.  These measures included increasing the~~, including by implementing new minimum capital requirement for certain loans, and establishing minimum payment standards for ~~credit card holders to make minimum payments~~consumers on outstanding credit card balances ~~(set at 15% of outstanding balances in June 2011 and increased to 20% in December 2011),~~ and expanding compulsory deposits for financial institutions. ~~Beginning in~~In the second half of 2011, as ~~indicators reflected a moderation and even potential weakening in~~ economic activity appeared to be weakening, the Brazilian Central Bank eased many of the prior restrictive measures ~~it had introduced previously~~and continued easing measures throughout 2012, which included reductions in demand and time deposit reserve requirements and changes in reserve requirements with respect to agricultural and automotive loans. In addition, state-owned banks have a sizable market share in Brazil, with access to certain dedicated funding programs not available for private owned banks, and on certain occasions the Brazilian government has used state-owned banks to foster competition.

We are not able to fully estimate the impact of these measures on our business and lending activity, nor are we able to predict how current or future measures may impact our business. Any changes in regulatory capital requirements for lending, reserve requirements or credit card regulations, among others, may materially adversely affect our business.

Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory ~~deposit~~reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

From January 2000 to August 2005, the average interest rate in Brazil was 18.9%, with the minimum rate of 15.25% and maximum of 26.50% during this period. With the favorable macroeconomic environment and inflation stability, the Brazilian Central Bank began a cycle of reducing interest rates starting in September 2005 from 19.5% to 8.75% in March 2010, when the interest rate reached a historical low for that period. After this period, in order to balance domestic demand, the Brazilian Central Bank began another period of adjustment in interest rates, which reached 12.5% in July 2011. However, the Brazilian Central Bank revised its monetary policy in August 2011, when it implemented a monetary easing policy to mitigate the spillover effects of the ongoing international financial crisis (particularly in Europe). As a result of this change in policy, the Special System of Settlement and Custody (Sistema Especial de Liquidação e Custódia – SELIC rate (which is the benchmark interest ~~rate~~ payable to holders of certain securities issued by the Brazilian government)~~) reached 9.75% in March 2012~~ was reduced a number of times during the second half of 2011 and throughout 2012 to reach 7.25% at October 10, 2012 (and remained at xxx% as of December 31, 2012).

~~As a bank in Brazil, the vast~~The majority of our income, expenses, assets and liabilities are directly tied to interest rates.  Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2012, a 1% ~~The~~ increase ~~in the~~ or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest margin of R$ 272 million.  Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.  ~~The decreases in basic interest rates may also have negative effects on our results by reducing interest income.  We also use an asset and liability management strategy to protect net interest income .  Any changes in interest rates may negatively impact our earnings, due to our asset and liability management strategy.~~

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

~~Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit.~~  Future changes in tax policy that may affect financial operations include the creation of new taxes. For example, ~~in July~~since 2011, with the enactment of Provisional Measure 539 of 2011, the Brazilian government ~~introduced a tax on securities transactions~~established the assessment of the Tax of Financial Transactions ("IOF/~~Securities-Derivatives”) at the~~Securities Derivatives") at a 1% rate ~~of 1.0%~~per day on the notional ~~adjusted~~ value of ~~financial derivatives~~the increased foreign exchange exposure. Also, in March 2012 the government changed the ~~tax charged on consumer financial transactions in 2011:  an increase of 1.5% per year in April and a reduction of~~applicable rules on the tax assessed on the settlement of exchange transactions for the inflow of funds related to foreign loans, setting forth that loans whose term were lower than 1,800 days would be subject to 6% taxation. In June 2012, said rules were changed by the Brazilian government, so that the 1,800 days tenor was reduced to 720 days. Since December 2012, the rule was changed again, stating that only foreign loans whose tenor was lower than 360 days would be subject to 6%. The tax rate (1.5%) was increased to 3% (April 2011) and subsequently decreased to 1.5% (0.5% per year in December 2011 and 1% in May 2012).  Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira, or “CPMF”). However, much uncertainty exists as to whether the CPMF or a similar tax will be re-introduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian federal government. Major tax reforms in Brazil have been discussed over the last few years. We cannot predict if such tax reforms will be implemented in the future~~.  The~~, nor can we quantify the effects of ~~these~~any such changes, if ~~enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified~~implemented.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008. As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008. The real recovered in the second half of 2009 and continued to appreciate in 2010, reaching R$1.74 per U.S.$1.00 on December 31, 2009 and R$1.67 per U.S.$1.00 on December 31, 2010, mainly due to the recovery of consumer confidence and exports and foreign investments in the second half of 2009, the effects of which continued through 2010. The real continued to appreciate in early 2011 reaching R$1.53 per U.S.$1.00 on July 26, but depreciated during the second half of the year due to the ongoing international financial crisis (particularly in Europe) which caused certain selling pressure on the real and the exchange rate as of December 31, 2011 was R$1.88 per U.S.$1.00. The real ~~has since~~ appreciated during the beginning of 2012, reaching R$~~1.83~~1.70 per U.S.$1.00 on ~~March 29~~February 28, 2012, but has since depreciated, reaching R$2.04 per U.S.$1.00 on December 31, 2012.

Depreciation of the real against the U.S. dollar also could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

In the year ended December 31, 2012, a variation of 1% in the exchange rate of reais to U.S. dollars would have resulted in a variation in interest expense on our outstanding liabilities denominated in U.S. dollars of R$xxx million during that period.

Developments and the perception of risk in other countries, especially in the United States, European countries and in emerging market countries, may adversely affect our access to financing and the market price of our securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our indirect controlling shareholder, is based), as well as in other Latin American and emerging market countries. Even though the world economy and the financial and capital markets had been recovering ~~of~~from the 2008 crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and continued through 2012. European countries encountered serious fiscal problems, including high debt levels that impair growth and increase the risk of sovereign default. ~~At the same time~~Also in 2011, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s. ~~Concerns regarding~~Ongoing political debates in 2012 with respect to how the United States government would address the so-called “fiscal cliff” contributed to economic uncertainty. In 2012, the world economy continued to grow at a slow pace. As the year progressed, spillovers from the crisis in Europe ~~intensified in the third quarter of 2011 and the probability of a new global recession increased~~weighed negatively on activity and confidence and the global recovery slowed. Although economic conditions in ~~those countries~~Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to the capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, particularly Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models. For example, we experienced an increase in our non-performing loans overdue past 90 days, which reached 5.8%, at the end of December 2010 and 6.7% on December 31, 2011, due in part to increasing economic uncertainty globally and a slowdown in the Brazilian economy. As of December 31, 2012, this indicator reached 7.6%.

Continued or worsening disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Risks Relating to our Business and the Brazilian Financial Services Industry

Our securities and derivative financial instruments are subject to market price and liquidity variations due to changes in economic conditions and may produce material losses.

Financial instruments and securities represent xxx% of our total assets. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

Our loan portfolio may not continue to grow at the same rate and economic uncertainty may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at rates similar to the historical growth rate we have experienced. A reversal of the rate of growth of the Brazilian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulation and an increase ~~of~~in the SELIC rate, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.  ~~Economic~~

As a result of a slowdown in economic growth in 2012, our loan portfolio grew xxx% in 2012, as compared to 20.9% in 2011. Ongoing economic uncertainty could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, which could have a material adverse effect on our business.

~~During the second half of 2011, the Brazilian economy showed signs of a moderate slowdown in economic activity, reflecting the combination of weaker global demand and the delayed effects of the Brazilian Central Bank’s restrictive monetary policies implemented between April 2010 and the first half of 2011.  The deceleration was particularly sharp in industrial production, which remained weak throughout the year.  Domestic demand also declined, but remained stronger than industrial activity, sustained by ongoing gains in employment and income.~~

~~Inflation has declined as a result of the economic slowdown, but remains a point of concern for Brazilian regulatory authorities.  Ongoing global volatility (particularly in Europe), combined with the relative decline in inflation and its inherent risks for the Brazilian economy led the Brazilian Central Bank to reduce the target SELIC rate to 11.0% per annum in December 2011, and the Brazilian Central Bank partially reversed certain of the restrictive measures adopted in 2010 in an effort to stimulate credit growth.  In March, 2012 the Brazilian Central Bank further reduced the SELIC rate to 9.75% per annum.~~

Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Brazil’s, our controlling ~~shareholder’s~~shareholders, or our credit rating, would likely increase our cost of funding, require us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength ~~as well as~~, conditions ~~affecting~~that affect the financial services industry generally and the economic environment in which the company operates.

During 2012, the three major risk rating agencies: Standard & Poor’s Rating Services (“S&P”), Fitch Ratings Ltd. (“Fitch”) and Moody’s Investor Services, Inc. (“Moody’s”) have downgraded the Sovereign Spain rating, due to the fiscal crises in Spain and in several other European countries. As a result, Santander Spain (our controlling shareholder) also had its credit rating downgraded by the three major rating agencies: Fitch Ratings (on June 11, 2012) from A to BBB+, Moody’s (on June 25, 2012) to Baa2 and S&P (on October 15, 2012) to BBB, which in each case was one notch above Spain’s sovereign rating.

Despite recent downgrades in credit ratings by our controlling shareholder, Santander Brasil, has not had a considerable impact in its onshore funding costs during 2012. We believe we have a stable funding profile, with, approximately, 90% of our funding in local market. Our long-term debt in foreign currency is currently rated as BBB with a stable outlook by S&P, as BBB with negative outlook by Fitch and as Baa2 with a positive outlook by Moody’s. A downgrade in Santander Brasil’s credit rating could increase our cost of international funding by around 200 bps. A scenario of 200 bps credit spread increase would result in preference to issue securities in the local market, where we concentrate our funding base.

Any downgrade in Brazil’s sovereign credit ratings, our controlling ~~shareholder’s~~shareholder, or in our ratings, would likely increase our borrowing costs ~~and require us to post additional collateral under some of our derivative contracts and could limit our access to capital markets and adversely affect our commercial business~~. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions, and retain our customers, particularly customers who need a minimum rating threshold in order to invest. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

~~Our foreign currency long-term debt is currently rated BBB with a stable outlook by Standard & Poor’s Ratings Services (“S&P”), BBB+ with a stable outlook by Fitch Ratings Ltd. (“Fitch”) and Baa2 with a positive outlook by Moody’s Investor Services, Inc. (“Moody’s”).  On February 13, 2012, Fitch downgraded our controlling shareholder’s ratings to A (Negative) from AA-, following a similar action on January 27, 2012, with the Spanish sovereign which was downgraded to A (Negative) from AA-. Furthermore, on February 13, 2012, S&P downgraded the rating of our controlling shareholder to A (Negative) from AA-.  Additionally, on December 16, 2011, Moody’s downgraded our controlling shareholder’s rating to Aa3 (Negative) from Aa2, and on February 13, 2012, downgraded Spain’s sovereign rating to A3 (Negative) from Aa2. Any additional adverse revisions to our controlling shareholder’s ratings and/or Brazil’s credit ratings may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our securities.~~

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies who have a negative outlook ~~on our Company~~with respect to us or our controlling shareholder, there can be no assurances that such agencies will revise such outlooks upward. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source of funding. As of December 31, ~~2011~~2012, ~~55.3~~xxx% of our customer deposits had remaining maturities of one year or less, or were payable on demand~~.  A significant portion~~ while xxx% of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to all risks, including unidentified or unanticipated risks.

Our market and credit risk management policies, procedures and methods, including our use of value at risk, or “VaR”, and other statistical modeling tools, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.  Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior.  We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures.  These qualitative tools and metrics may fail to predict future risk exposures.  These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models.  This would limit our ability to manage our risks.  Our losses thus could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere.  This could harm our reputation as well as negatively affect our revenues and profits.

~~In addition, our businesses depend on the ability to process a large number of transactions efficiently and accurately.  Losses~~Operational risk losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures for mitigating operational risk ~~proves to~~could be inadequate or ~~is circumvented~~insufficient. We have suffered losses from operational risk in the past, and there can be ~~no~~not totally assurance that we will not suffer material losses from operational risk in the future. But even facing the uncertainties, once the causes are known, corrective and preventive action plans have been addressed and implemented in order to improve the business environment internal control factors. In order to measure the past operating losses due to operational risk management failure there is a formal forecasting procedure presented to our board of directors.

In addition, the value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Brazil’s economy. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.”

We may experience increases in our level of past due loans . . . , page 15

4. Please revise this risk factor to describe recent increases in your non-performing loans. Please also discuss characteristics of your loan portfolio that would make it susceptible to deterioration, lending terms that have experienced higher default rates, or any changes to your underwriting standards or lending terms that have impacted the amount of non-performing loans.

Response:

We acknowledge the Staff’s comment and we will revise the disclosure in future filings as shown below:

We may experience increases in our level of past due loans as our loan portfolio matures.

“Our loan portfolio has grown substantially in recent years. ~~Any corresponding rise~~At the end of December 31, 2012 our loan portfolio grew 8.5% and our past-due loans grew 22.8%. Increases in our level of past due loans ~~may lag~~have generally lagged behind the rate of loan growth and the increase in our level of past due loans reflects, in part, the slowdown in economic activity during 2012.  In particular, many of our borrowers, specifically industrial borrowers focused on production for retail sales, exhibited an increased appetite for borrowing in 2010 and 2011 (primarily to fund expansion of their manufacturing capabilities) with the expectation of favorable economic conditions that did not occur during 2012.  In addition, in recent years, consumer credit was much more widely accessible to Brazilian families, due to a significant reduction in social and regional inequalities and increased purchasing power for Brazilian families, which led many Brazilian families to assume a high level of household debt, in large part due to lack of experience in managing credit. Combined with high interest rates and inflation, the increased availability of consumer credit resulted in higher rates of customer defaults and increases in our level of past due loans as our loan portfolio matures in this portfolio.  Rapid loan growth (such as occurred lending to industrial and individual borrowers in 2010 and 2011) may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. ~~This~~ The market trends described above have contributed to increases in our level of past due loans and may result in increases in our loan loss provisions, charge-offs and the ratio of ~~past due~~past-due loans to total loans~~.  In addition, as a result of the increase in our loan portfolio and the lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.~~, which could have a material adverse effect on our business, financial condition and results of operations.”

B. Related Party Transactions, page 180

15. We note your disclosure of a selection of your financial and commercial transactions with your subsidiaries and affiliates and those of Santander Group, such as from your reference to “among other transactions.” Please revise future filings to describe all material related party transactions in this section. For example, we note your reference on page 23 to your acquisition of a portfolio of trade and export financing agreements from Santander Spain in February 2011. Also, revise to include a discussion of any material risks arising from your related party transactions.

Response:

We acknowledge the Staff's comment and will revised our future filings to more clearly identify our policy regarding transactions with related parties and to describe all material related party transactions as follows:

“B. Related Party Transactions

We have a documented policy relating to related-party transactions approved by the board of directors, which is intended to ensure that all transactions covered by the policy are conducted based on our interest and our shareholders. The policy requires that the board of directors approve certain transactions. The policy also applies to all our employees, executives and employees and executives of our subsidiaries.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. ~~Among other transactions,~~ We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. At December 31, 2011, borrowings and deposits from the Santander Group represented approximately 0.5% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted, based on terms that would have been applied for similar transactions with third parties.

The transactions and remuneration of services with related parties are made in the ordinary course of business on an arms’ length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course and have no other disadvantages. The follow discussion describes all of our material related party transactions.”

We also will include in future filings on the same item the disclosure below:

“In the second quarter of 2012 we, through our subsidiary in Spain, acquired from Banco Santander S.A. New York and London Branches, a portfolio of contracts, including financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$xxx million equivalent to R$xxx million (using the exchange rate at 2.05). Such operating  were concluded, according to our policy for related-party transactions, including obtaining the approval of our board of directors.”

Item 11. Quantitative and Qualitative Disclosures about Risk, page 221

17. We note your disclosure of risk management at various levels of your organization, including the risk committee of your board of directors, risk committee of you parent, local and global asset and liability committees, senior management, risk managers, and internal and external auditors. Please provide expanded disclosure describing how information is communicated up to the individuals and groups responsible for risk management and explaining how the various risk management groups work together or communicate with each other.

Response:

We acknowledge the Staff’s comment and we will include the requested disclosure in future filings as shown below:

 “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Overview

Our operations are subject to a variety of risks. To manage these risks actively, we have incorporated the Santander Group’s worldwide risk management functions into various levels of our organization. Certain members of our risk management team are seconded from the Santander Group to ensure a consistent risk management approach worldwide by implementing our risk management policies for all areas, including financial, credit and market risk. In addition, committees headed by senior management oversee our risk reports in each of those areas. Risk limits and exposure are further subject to approval from the Santander Group.

Risk management reports provided to the Bank’s senior management are generated mainly by the control department and the risk consolidation department based on the databases corresponding to each department. Likewise, the reports for senior management for the Santander Group’s financial entities and foreign branches are generated mainly by the risk control departments of each of those entities and branches.

The presentation of risk management information to senior management is designed to enhance the understanding and management of risks for the Santander Group’s administrative bodies and branches. These reports are targeted to different audiences within senior management, whether the Santander Group, its financial entities, or its foreign branches, depending on the kind of information each type of report highlights.  Information may be transmitted to senior management either through our intranet’s risk reporting tool, through e-mail or by live presentations.

The members of our loan portfolio committees make important decisions on risk management jointly, and these members come from several areas, certain of which are directly related to risk management and others which are not. Each of these committees has certain powers and approval levels, as more fully shown below, with the highest level of approval corresponding to the executive risk committee.

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee
•  Approve the risk tolerance that will be proposed to the board of directors of the Bank;
•  Monitor portfolios and ensure compliance with Santander Brazil’s risk tolerance and budget; and
•  Monitor the market to identify risks and opportunities that must be managed.
		Bank CEO Vice Presidents that are members of the Executive Committee	Monthly

Executive Risk Committee - Brazil
•  Apply the Group’s risk policies  locally in a manner compatible with the objectives of the business areas;
•  Handle general issues related to market risk, cross-border limits, country risk, global banking operations, enterprises and retail clients;
•  Receive monthly updates on changes in business and risk policies that impact net margins, gross margins, provisions for doubtful accounts and the plan for credit management, as well as any other matters related to risk management;
•  Approve credit management plans; and
•  Review the observations and recommendations made from time to time by regulators and internal and external auditors.
		Vice President for Risk Management in Brazil and officers that report to him Invited members: Heads of segments, products and networks	Three times a week

Wholesale/Retail Monitoring Committee
•  Analyze, discuss, propose, and monitor policies, cash flows and credit processes of the Wholesale/Retail area;
•  Approve publicity campaigns, pre-qualification of clients and warning signals and monitor their performance;
•  Monitor the wholesale portfolio and the behavior of each of its segments as measured by:
oCredit indicators, projections, and development;
oOpportunities by product, economic sector and region;
oNon-performance;
oClient valuations; and
oBehavior of clients subject to special monitoring.
•  Monitor the market to identify opportunities and risks to be managed.
		Permanent members Officers and risk management superintendents Executive Vice President of the commercial network, global banking and corporate operations. Executive	Weekly/semi-monthly/ad-hoc

• Monitor the market to identify opportunities and risks to be managed.	Superintendent-Commercial Regional Superintendent-Commercial Director of organization, technology and processes CFO of Retail and Finance	Weekly/semi-monthly/ad-hoc

Information, analyses and decisions are also disseminated through the channels described below, fostering communication among areas within the Bank and within the risk management process:

•           Risk intranet – for the transmission of information related to the various risk management areas;

•           Internal department mailboxes – allow for the exchange of information within groups and areas;

•           Periodic meetings (departmental, monthly, quarterly, off-site, conventions) – allow for regular exchange of information on an in-person basis;

•           Regulations portal (which is an internal portal on the Bank’s intranet where the current risk management policies of the Bank or maintained);

•           E-mail;

•           Video and teleconferences with Santander Spain;

•           Risk committees, including the Executive Risk Committee for Brazil, the Risk Management Committee, centralized risk committees (such as the Superior Risk Committee for Retail and the Territorial Committee), decentralized committees (such as the Network Committee) and decentralized instances for business management (such as Branch Committees).

Information is prepared in an effort to improve risk management and is divided into two kinds:

•
Standard information: Includes information and reports generated on a regular basis and with fixed content, subject to revisions, which is available to senior management for different target areas, depending on the type of information included in each report.  This information is used to facilitated knowledge about credit use, instrument valuation and the results generated, in addition to the analyses needed to manage these risks and optimize capital.  Each report may have a distinct presentation based on the guidelines pursuant to which it is prepared.

•
Non-standard information: Includes presentations and other information prepared for our senior management on an ad hoc basis or upon specific request and addresses specific topics that are not included in the standard reports.  When the request for certain information becomes more regular, such report becomes standard and automatically generated.

Standard information delivered to our senior management is intended to facilitate the understanding of all risks for which the risk management department is responsible.  The content of each report fits within one of two fundamental bases: the nature of the information and its frequency. The nature of the information prepared is either quantitative or qualitative.

Quantitative Information

Quantitative information includes risk metrics that permit our senior management to better analyze situations, trends and developments in each segment, activity or portfolio, relating to the planned scenarios or defined limits, with emphasis on any scenarios falling outside such limits.  Quantitative information is developed primarily to analyze liquidity and market risks, solvency risks.  Information related to liquidity and market risk includes, among other items, measurements of positions, mark-to-market valuations, sensitivity analyses, volume analyses, measures of liquidity gaps and country risk models, impacts of risks on results, economic risks, stress test simulations and back-testing.  Information related to solvency risks includes, among other items, credit exposure measures, abnormal events, doubtful asset measurements, impacts of solvency risks on our results, measures of expected loss, stress test simulations, and other information related to economic and market risks.

Qualitative Information

Qualitative information includes internal and external events relating to the economic, financial or competitive environment, and an evaluation and analysis of the causes and consequences or foreseeable consequences of such events.  These also include measures used to prepare such models.
The frequency with which such information is prepared is determined by the kind of information provided, as follows:

•	Daily information:
•	Liquidity and Market Risk: treasury limits (VaR, positions, sensibility of linear and non-linear books) and main changes in the treasury portfolio.
•	Solvency Risk: focuses on sharp changes or those that involve significant variations in the evolution of the business and its environment.
•	Weekly information

•
This information focuses on generating updated high-level information in different segments (solvency risk) or portfolios (market risk), as well as a summary of the relevant facts and expected changes in the short term. Our senior management, including president and vice presidents of retail, risks and finance, and an independent member of our board of directors, receive a weekly report regarding market risks.

•	Weekly information is drawn from our risk management framework and policies globally and is validated by local market and solvency risk areas.

•	Monthly information
•
Liquidity and Market Risk: facilitates the analysis of the current situation of different activities, including structural and interest rate risks. Also includes a detailed analysis of contrast measures and stress scenarios.

•
Solvency Risk: facilitates an assessment of the current situation in different segments, compared to the budgeted situations and an analysis of the causes of deviations. It introduces credit rating with a basis of analysis.

•	Monthly information is generally more detailed than weekly information.

Notes to the Consolidated Financial Statements, page F-11

2. Accounting policies and measurement bases, page F-13

d) Measurement of financial assets and liabilities . . . , page F-16

iii. Valuation techniques, page F-17

21. We note that you have not included any financial assets or liabilities within Level 3 of your fair value measurement disclosures. However, we note on page F-19 that you have disclosed a number of main assumptions used in the measurement of the financial instruments that were valued by means of internal models employing unobservable market data. Please clarify why you have not classified the financial instruments that were valued by means of internal models employing unobservable market data as Level 3. Refer to paragraph 27A(c) of IFRS 7.

Response:

We acknowledge the Staff’s comment and we will revise our future filings to present the Level 3 financial assets or liabilities more clearly and definitions of what be considered as level 1, 2 and 3.

In our Accounting policies and measurement bases disclosure we detail the valuation techniques for the case where the Bank has financial instruments classified as Level 3. We will revise our future filings and replace our disclosure to present the financial assets and liabilities more clearly as follows:

 “iii. Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1:Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: The information that is not included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used  observable inputs in active markets.

Level 3: records financial assets and liabilities which are not used observable market data to make the measurement.

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1:The securities with high liquidity observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make your best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander used internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded, the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), is normally used in the Black-Scholes model. Observable market data are used to obtain factors, such as purchase-sale difference, exchange rates, volatility, correlation between indexes and market liquidity.

In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

Level 3: Derivatives non traded in stock and do not have an observable data in an active market were classified as Level 3, and are composed mainly of exotic options and swaps indexed to unobservable inputs.

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2012, 2011 and 2010, classified based on several measurement methods adopted by the Bank to determine fair value:

Thousands of Reais	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Total
Financial assets held for trading	x	x	x	x	448,210	24,453,285	29,901,495
Other financial assets at fair value through profit or loss	x	x	x	x	374,519	290,850	665,369
Available-for-sale financial assets	x	x	x	x	608,901	43,999,300	44,608,201
Hedging derivatives (assets)	x	x	x	x	–	80,708	80,708
Financial liabilities held for trading	x	x	x	x	337,628	4,709,660	5,047,288
Hedging derivatives (liabilities)	x	x	x	x	–	36,071	36,071

Thousands of Reais	2010
	Level 1	Level 2	Total
Financial assets held for trading	3,283,931	21,537,434	24,821,365
Other financial assets at fair value through profit or loss	17,423,359	516,422	17,939,781
Available-for-sale financial assets	1,348,989	45,857,030	47,209,019
Hedging derivatives (assets)	–	115,640	115,640
Financial liabilities held for trading	29,339	4,755,314	4,784,653
Hedging derivatives (liabilities)	–	112	112

The following financial instruments presented at fair value whose measurement was based on internal models (Level 2 and Level 3) on December 31, 2012:

In thousands of reais
	Fair Values Calculated Using Internal Models		Valuation Techniques	Main Assumptions
	Level 1	Level 2
ASSETS:
Financial assets held for trading	x	x
Debt and equity instruments	x	x	Present Value	Observable market data (interest and discount rates)
Trading derivatives	x	x
Hedging derivatives	x	x

Other financial assets at fair value through profit or loss	x	x
Debt and equity instruments	x	x	Present Value	Observable market data (interest and discount rates)
Available-for-sale financial assets	x	x
Debt and equity instruments	x	x	Present Value	Observable market data (interest and discount rates)
LIABILITIES:	x	x
Financial liabilities held for trading	x	x
Trading derivatives	x	x
Hedging derivatives	x	x
Swaps	x	x	Present Value	Observable market data (interest and exchange rates)

The following table shows the changes that occurred during the year 2012 for level 3:

	Fair Value 2011	Transfers to Level 3 (1)	Additions/ Charge-Offs	Fair Value 2012
Financial assets held for trading	x	x	x	x
Other financial assets at fair value through profit or loss	x	x	x	x
Available-for-sale financial assets	x	x	x	x
Financial liabilities held for trading	x	x	x	x

In 2012, the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some operations, mainly, Brazilian Government Securities which had its classification changed from level 2 to level 1 and debentures that are not generally traded in an active market, which had its classification changed from level 2 to level 3.

22. Refer to your use of the terms “more favorable” and “less favorable” within your tabular disclosure on page F-19. For transparency purposes, please revise this tabular disclosure in future filings to more clearly link the specific input(s) and any change to the input(s) with the effect of such change on the fair value of the specific Level 3 financial instrument. Specifically, discuss how inputs have been changed to reasonably possible alternative assumptions (e.g., directional changes) and how the effects of the changes were calculated for assets versus liabilities. Refer to paragraph 27B(e) of IFRS 7.

Response:

We acknowledge the Staff’s comment and we will revise our future filings to present the changes on financial instruments at fair value measured on internal models in order to disclosure the effects of this changes.

We will revise our tabular disclosure presented in the foregoing note 25 in future filings.

* * * *

In addition, as requested, we acknowledge that:

•	Santander Brasil is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander Brasil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 20-F for the year ended December 31, 2012. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +55-11 3553-3300.

Banco Santander (Brasil) S.A.

By:	/s/ Carlos Alberto Lopéz Galán
	Name:	Carlos Alberto Lopéz Galán
	Title:	Vice-President Executive Officer

By:	/s/ Reginaldo Antonio Ribeiro
	Name:	Reginaldo Antonio Ribeiro
	Title:	Executive Officer